Filed pursuant to Rule 424(b)(4)

Registration No. 333-232183

OWL ROCK CAPITAL CORPORATION II

Supplement No. 8 dated September 25, 2020

To

Prospectus dated July 1, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Capital Corporation II dated July 1, 2020 as previously supplemented and amended (as so supplemented and amended, the “Prospectus”) and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (877) 822-4276. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 32 of the Prospectus before you decide to invest in our common stock.

STATUS OF OUR PUBLIC OFFERING

Since commencing our initial public offering and through September 23, 2020, we have issued 133,316,519 shares of our common stock for gross proceeds of approximately $1.22 billion, including seed capital contributed by Owl Rock Capital Advisors LLC (the “Adviser”) in September 2016 and approximately $10 million in gross proceeds raised from certain individuals and entities affiliated with the Adviser.

RECENT DEVELOPMENTS

Increase in Public Offering Price

On September 23, 2020, we increased our public offering price from $9.21 per share to $9.24 per share. The increase in the public offering price will be effective as of the September 23, 2020 weekly closing and first applied to subscriptions in good order from September 17, 2020 through September 23, 2020.

In accordance with our previously disclosed share pricing policy, we determined that an increase in the public offering price per share was warranted following an increase in our net asset value per share to $8.78 as of September 23, 2020. As a result of the increase in our public offering price, the maximum sales load and net proceeds per share will be approximately $0.46 per share and $8.78 per share, respectively.

Distribution Declaration

On September 23, 2020, our board of directors (the Board”) declared regular weekly cash distributions for October 2020 through December 2020. The regular weekly cash distributions, each in the gross amount of $0.011580 per share, will be payable monthly to stockholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Gross Distribution Amount
10/6/2020	10/28/2020	$0.011580
10/13/2020	10/28/2020	$0.011580
10/20/2020	10/28/2020	$0.011580
10/27/2020	10/28/2020	$0.011580
11/3/2020	11/25/2020	$0.011580
11/10/2020	11/25/2020	$0.011580
11/17/2020	11/25/2020	$0.011580
11/24/2020	11/25/2020	$0.011580
12/1/2020	12/30/2020	$0.011580
12/8/2020	12/30/2020	$0.011580
12/15/2020	12/30/2020	$0.011580
12/22/2020	12/30/2020	$0.011580
12/29/2020	12/30/2020	$0.011580

Certain Information About Distributions

The determination of the tax attributes of our distributions will be made annually as of the end of our fiscal year based upon its taxable income and distributions paid, in each case, for the full year. Therefore, a determination as to the tax attributes of the distributions made on a quarterly basis may not be representative of the actual tax attributes for a full year. We intend to update stockholders quarterly with an estimated percentage of our distributions that resulted from taxable ordinary income. The actual tax characteristics of distributions to stockholders will be reported to stockholders annually on Form 1099-DIV. The payment of future distributions on our shares of common stock is subject to the discretion of the Board and applicable legal restrictions and, therefore, there can be no assurance as to the amount or timing of any such future distributions.

We may fund our cash distributions to stockholders from any sources of funds available to us, including fee waivers or reductions by our investment adviser that may be subject to repayment, as well as cash otherwise available. We have not established limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain its distributions or that we will be able to pay distributions at a specific rate or at all.